UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: August 18, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding Techfaith’s second quarter 2009 financial results

Exhibit 99.1
TechFaith Reports Second Quarter 2009 Financial Results
• Announces Signing of Non-Binding Letter of Intent to Acquire Branded Mobile Phone Company QiGi
Beijing, China, August 17, 2009 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the second quarter of 2009 ended June 30, 2009. The Company also announced it has signed a non-binding letter of intent to acquire, with TechFaith stock and cash as consideration, 100% of the Chinese branded mobile phone company QiGi, which is to be valued at US$12.5 million. In addition, the Company announced the resignation of Mr. Wilson Cai from his position as Deputy CEO of TechFaith and from the Company’s board of directors citing personal health reasons.
For the second quarter of 2009, TechFaith reported total net revenues of US$49.8 million, a 2.4% increase compared to US$48.7 million in the previous quarter. Gross profit for the second quarter of 2009 was US$9.5 million, a 7.6% increase compared to US$8.8 million in the previous quarter. Gross margin for the second quarter of 2009 was 19.0% compared to 18.1% in the previous quarter. Revenue from product sales remained the same as the previous quarter while revenue from handset design increased about US$1 million from the previous quarter. Operating expense for the quarter was US$7.3 million, a 29.4% increase compared to US$5.7 million in the previous quarter. The operating expenses for the quarter included bad debt provision of US$1.8 million compared to the reversal of bad debt provision of US$0.2 million in the previous quarter.
Net income attributable to Techfaith for the second quarter of 2009 was US$4.5 million, or US$0.10 per weighted average outstanding ADS (basic and diluted), an improvement of 112.4% compared to net income of US$2.1 million, or US$0.05 per weighted average outstanding ADS (basic and diluted) in the previous quarter.
The net income attributable to Techfaith for the second quarter of 2009 included a US$2.1 million gain as a result of change in fair value of the derivatives associated with the convertible debt that was issued to IDGVC Partners in June 2009.
Defu Dong, TechFaith’s Chairman and CEO, said, “Results came at the high end of prior guidance in what is not typically a seasonally strong quarter. We continue to gain traction in our core business areas as we further improve and build on our long-term strategy by leveraging our Original Developed Product (“ODP”) business. Demand in our core ODP cellphone business is being led by the domestic China 3G market, especially the EVDO and HSDPA data card business, and the WCDMA feature phone sales. While growth in the 3G rollout has been strong for the past few quarters, based on forecasts, we expect an easing in Q3, with a resumption of more stable growth in domestic China 3G market given the considerable pent-up demand in China and expected market growth worldwide.”
Mr. Dong continued, “Separately, our design business improved led by the enterprise user’s market. We are pleased with the commercialization of several promising products, including our dual-GSM SIM card G6. Our G6 is an exciting device that was designed to serve as a feature-rich mobile phone, and also as both an equally strong mobile gaming platform and a remote control for PC gaming, with advanced motion sensors. We also launched our HSUPA data modem card in the U.S. market in the second half of June. We continue to build up our foundation in the U.S. This is an important market for TechFaith for technology, distribution and network operator relationships. Given the large size and the sophisticated nature of the U.S. market and its demand for high value and performance, we are looking forward to further expanding our product offerings available in the U.S.”

“We continue to make progress in developing our gaming business. Our team has completed pre-launch promotions for several of our pending title launches and is working very hard to finalize our initial titles. 16 mobile massive multiplayer online role-playing games (MMORPG) are now available on our Chinese mobile games website www.798uu.com. The MMORPG-“Fairy online” for PC online games is now in open BETA version on our website www.798game.com. We also set up another studio in Shanghai to accelerate development of games. With our successful third party funding a few months ago, we are focused on growing One Net Entertainment as a stand-alone business given its significant potential future upside.”
Non-Binding Letter of Intent to Acquire QiGi
TechFaith has signed a non-binding letter of intent to acquire 100% of QiGi in a stock-plus-cash transaction valued at US$12.5 million, comprised of US$0.5 million in cash and 65,934,066 ordinary shares of TechFaith (note: one publicly traded ADS is equal to 15 ordinary shares). The number of ordinary shares to be issued to QiGi’s existing shareholders is contingent on QiGi achieving a net income of over US$8.0 million for the fiscal year of 2010 and over US$10.0 million for the fiscal year of 2011 and will be adjusted if the targeted net incomes are not achieved.
Defu Dong, Chairman and CEO of TechFaith, said, “QiGi has grown very quickly to become a leading branded mobile phone company in the China market, especially in smartphones and for enterprise and operator-customized users, and in several important international markets. We believe this transaction will add significant value to TechFaith as we promote and launch TechFaith smartphones in China’s domestic market and abroad, especially for enterprise users and operators. With 3G network available in China and future 4G network, there are big business potentials for enterprise solutions that provide smartphones for public security systems, banks, government departments, IT market and home security systems. We are also pleased to have reached agreements with several of QiGi’s key managers, including Mr. Enhai Xu, who will continue to serve as President of QiGi, as it will operate largely independently after the acquisition is completed. We are very optimistic about the future of QiGi as an important TechFaith brand.”
Management change
The Company announced the resignation of Mr. Wilson Cai from his position as Deputy CEO of TechFaith and from the Company’s board of directors effective immediately. Mr. Cai cited personal health concerns for his resignation. Commenting on the resignation, Mr. Dong noted, “We respect his decision and wish Mr. Cai and his family all the best. He has been an active member of our team since 2002 and we will miss him and remember his significant contributions to Techfaith.”
Mr. Cai will be replaced on the board of directors by Mr. Dong Deyou, who has served as an executive with TechFaith since 2007 in multiple roles, leveraging his experience in sales, supply chain sourcing and operations.
Third Quarter 2009 Outlook
TechFaith currently expects sequential growth in the second half of 2009 based on improvements in the domestic China and certain international markets. For the third quarter of 2009 the Company expects revenues to be in the range of US$47 million to US$52 million for the third quarter of 2009. The Company expects better performance from its ODP business due to long-term growth in China’s 3G market and the recovery already underway in the global cellphone market. TechFaith also expects an acceleration in developing its gaming business in the second half year of 2009.
Conference Call
TechFaith will hold a call on Monday, August 17, 2009 at 7:00 p.m. U.S. Eastern Time (7:00 a.m. August 18, 2009 in Beijing), with dial in phone number +1-617-213-8834 and conference call passcode 95340243. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately one hour after the conclusion of the live call through 12:00 p.m. on August 24, 2009, U.S. Eastern Time (12:00 a.m., August 25, 2009 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 88857248. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) is a China-based original developed product provider focused on the original design and sales of cellphone products. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, One Net Entertainment Limited. One Net Entertainment is leveraging an integrated model that combines self-developed as well as co-developed and licensed content. TechFaith employs approximately 500 professionals, of whom approximately 90% are engineers.
•	TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

•	With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

•	TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com, respectively. Three massive multiplayer online role-playing games (MMORPGs) are planned to launch in 2009 for online PC users on www.798game.com. 16 titles are planned to launch for mobile gamers on the company’s Chinese mobile games website www.798uu.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
CONTACTS:

In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended			Six Months Ended
	June 30		March 31	June 30
	2009	2008	2009	2009	2008
	(1)	(As adjusted)(2)	(1)	(1)	(As adjusted)(2)
Revenues:
Handset design	$1,657	$5,617	$655	$2,312	$10,181
Product sales	48,036	50,973	48,015	96,051	96,004
Wireless software and applications	153	—	—	153	—

Total net revenues	$49,846	$56,590	$48,670	$98,516	$106,185

Cost of revenues:
Handset design	$1,082	$2,657	$808	$1,890	$4,853
Product sales	39,284	39,998	39,048	78,332	77,676
Wireless software and applications	—	—	—	—	—

Total cost of revenues	$40,366	$42,655	$39,856	$80,222	$82,529

Gross Profit	$9,480	$13,935	$8,814	$18,294	$23,656

Operating expenses:
General and administrative	$3,479	$2,777	$1,740	$5,219	$5,978
Research and development	3,189	6,625	3,096	6,285	12,121
Selling and marketing	624	1,300	802	1,426	2,153
Exchange loss (gain)	21	(19)	14	35	515

Total operating expenses	$7,313	$10,683	$5,652	$12,965	$20,767

Government subsidy income	12	22	5	17	2,563
Other operating income	—	—	—	—	—

Income from operations	$2,179	$3,274	$3,167	$5,346	$5,452

Interest expense	(62)	(7)	(30)	(92)	(16)
Interest income	156	499	177	333	916
Other income (expense), net	38	(18)	—	38	(15)
Change in fair value of derivatives associated with Convertible Debt	2,113	—	—	2,113	—
Change in fair value of put option	—	(6)	(18)	(18)	9

Income before income taxes	$4,424	$3,742	$3,296	$7,720	$6,346

	Three Months Ended			Six Months Ended
	June 30		March 31	June 30
	2009	2008	2009	2009	2008
	(1)	(As adjusted)(2)	(1)	(1)	(As adjusted)(2)
Income tax	106	—	(1219)	(1113)	—

Net (loss) income	$4,530	$3,742	$2,077	$6,607	$6,346
Less: net income attributable to the noncontrolling interest (2)	(26)	121	44	18	380

Net income attributable to Techfaith	$4,504	$3,863	$2,121	$6,625	$6,726

Net income per ordinary share
Basic	$0.01	$0.01	$—	$0.01	$0.01

Diluted	$0.01	$0.01	$—	$0.01	$0.01

Net income per ADS*
Basic	$0.10	$0.09	$0.05	$0.15	$0.16

Diluted	$0.10	$0.09	$0.05	$0.15	$0.16

Weighted average ordinary shares outstanding Basic	650,034,590	649,913,136	650,034,590	650,034,590	649,913,136

Diluted	679,148,185	649,943,575	650,034,590	664,671,776	650,028,578

Revenue Breakout	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

Handset design
Design fees	$3,264	$4,656	$1,051	$6,517	$186	$645
Royalty	$534	$277	$166	$181	$—	$245
Components sales related to design	$731	$520	$544	$465	$469	$745
Service income	$35	$164	$13	$5	$—	$22

Product sales
Smart Phone	$18,123	$26,979	$29,367	$25,483	$27,186	$23,061
Feature phone	$23,156	$22,774	$18,525	$17,880	$20,190	$16,038
Wireless module	$3,752	$1,220	$1,035	$1,324	$639	$8,937
Other components	$—	$—	$109	$—	$—	$—

Wireless software and applications	$—	$—	$—	$—	$—	$153

Total net revenues	$49,595	$56,590	$50,810	$51,855	$48,670	$49,846

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	June 30, 2009	June 30, 2008	March 31, 2009
	(1)	(As adjusted)(2)	(1)
Assets
Current assets:
Cash and cash equivalents	$111,794	$72,163	$97,499
Restricted cash	81	417	80
Accounts receivable	24,376	36,996	29,812
Amount due from related parties	7,144	4,842	7,954
Notes receivable	693	1,706	443
Inventories	27,642	48,867	30,367
Prepaid expenses and other current assets	12,745	10,788	11,917
Deferred tax assets-current	96	—	78

Total current assets	$184,571	$175,779	$178,150

Deposits for acquisition of plant, machinery and equipment, and acquisition of intangible assets	$—	$15,436	$—
Plant, machinery and equipment, net	22,589	27,309	23,255

Construction in progress	23,498	—	23,521
Acquired intangible assets, net	758	1,919	838

Deferred tax assets-noncurrent	117	—	29

Goodwill	619	606	606

Total assets	$232,152	$221,049	$226,399

Liabilities and shareholders’ equity
Current liabilities:
Current portion of Long term payable	$1,028	$1,228	$1,211
Accounts payable	6,042	11,224	7,362
Amount due to related parties	297	224	438
Accrued expenses and other current liabilities	11,726	11,058	9,597
Advance from customers	6,771	5,804	11,839
Deferred revenue	773	1,164	1,431
Income tax payable	149	148	1,343

Total current liabilities	$26,786	$30,850	$33,221

Convertible debt	7,529	—	—

Long-term payable	—	125	—

Total liabilities	$34,315	$30,975	$33,221

Shareholders’ equity
Ordinary shares	$13	$13	$13
Additional paid-in capital	105,848	110,441	105,847

	June 30, 2009	June 30, 2008	March 31, 2009
	(1)	(As adjusted)(2)	(1)
Treasury stock	—	(4,628)	—
Accumulated other comprehensive income	23,838	23,721	23,711
Statutory reserve	8,542	6,813	8,542
Retained earnings	58,605	52,434	54,101

Total Techfaith shareholders’ equity	$196,846	$188,794	$192,214

Noncontrolling interest (2)	$991	$1,280	$964

Total shareholders’ equity	$197,837	$190,074	$193,178

Total liabilities and shareholders’ equity	$232,152	$221,049	$226,399

1	Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires non-controlling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

2	June 30, 2008 balances were extracted from the form 6-K for the quarters ended June 30, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.